As filed with the Securities and Exchange Commission on October 20, 2005
Registration No. 333-128931

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

HYTHIAM, INC.
(Exact name of registrant as specified in its charter)

Delaware	8090	88-0464853
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Hythiam, Inc.
11150 Santa Monica Boulevard, Suite 1500
Los Angeles, California 90025
(310) 444-4300
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

John C. Kirkland, Esq.
Greenberg Traurig, LLP
2450 Colorado Avenue, Suite 400E
Santa Monica, California 90404
(310) 586-7700
(Address, including zip code, and telephone number, including area code, of agent for service)
    Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.
      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:     ☐
      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.     ☐
      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
      If delivery of this prospectus is expected to be made pursuant to Rule 434, please check the following box.     ☐

      PURSUANT TO RULE 429 UNDER THE SECURITIES ACT, THE PROSPECTUS FILED AS PART OF THIS REGISTRATION STATEMENT ALSO RELATES TO THE SECURITIES REGISTERED BY THE REGISTRANT UNDER REGISTRATION STATEMENT NOS. 333-123772 AND 333-128544 THAT REMAIN UNSOLD IN THE AMOUNT OF $42,000,000. THE TOTAL AMOUNT REGISTERED UNDER THIS REGISTRATION STATEMENT, AS SO CONSOLIDATED, IS $58,000,000. THIS REGISTRATION STATEMENT ALSO CONSTITUTES POST-EFFECTIVE AMENDMENT NO. 2 WITH RESPECT TO THE REGISTRANT’S REGISTRATION STATEMENT NO. 333-123772 AND POST-EFFECTIVE AMENDMENT NO. 1 WITH RESPECT TO REGISTRATION STATEMENT NO. 333-128544.
      The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registrant Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed without notice. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and it is not soliciting offers to buy these securities, in any jurisdiction where the offer or sale of these securities is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	OCTOBER 18, 2005

8,000,000 Shares
Common Stock

We are offering all of the 8,000,000 shares of common stock offered by this prospectus. We will receive all of the net proceeds of the sale of such common stock.
Our common stock is quoted on The Nasdaq National Market under the symbol “HYTM.” On October 17, 2005, the last reported sales price of our common stock on Nasdaq was $5.90 per share.
Investing in our common stock involves a high degree of risk. Before buying any shares, you should read the discussion of material risks of investing in our common stock in “Risk factors” beginning on page 8 of this prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per share	Total

Public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds, before expenses, to us	$	$

The underwriters may also purchase up to an additional 1,200,000 shares of our common stock at the public offering price, less the underwriting discounts and commissions, to cover over-allotments, if any, within 30 days of the date of this prospectus. If the underwriters exercise this option in full, the total underwriting discounts and commissions will be $                    , and our total proceeds, before expenses, will be $                    .
The underwriters are offering the common stock as set forth under “Underwriting.” Delivery of the shares will be made on or about                               , 2005.
Sole Book-Running Manager
UBS Investment Bank

First Albany Capital

You should rely only on the information contained and incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized anyone to give you different or additional information. You should not assume that the information in this prospectus is accurate after the date hereof.

Hythiam®, the Hythiam logo, and PROMETAtm are trademarks of Hythiam, Inc. This prospectus also contains trademarks of other companies.

Prospectus summary
This summary highlights selected information appearing elsewhere or incorporated by reference in this prospectus and may not contain all of the information that is important to you. This prospectus includes information about the shares we are offering as well as information regarding our business and detailed financial data. You should read this prospectus in its entirety, including the information incorporated by reference in this prospectus, before making an investment decision.
OUR BUSINESS
We are a healthcare services management company focused on delivering alcohol and drug dependence solutions. We research, develop, license and commercialize innovative physiological treatment protocols designed for use by healthcare providers to treat individuals diagnosed with dependencies to alcohol, cocaine and methamphetamine, as well as combinations of these drugs. Unlike traditional treatment methodologies, our proprietary PROMETAtm treatment protocols include medically supervised treatments designed to address both the neurochemical imbalances in the brain and some of the nutritional deficits caused or worsened by substance dependence. Changes in brain chemistry and function play an important role in the physical and behavioral symptoms of substance dependence, including tolerance, withdrawal symptoms, craving and relapse. PROMETA represents an innovative approach to managing substance dependence that is designed to address physiological, nutritional and psychosocial aspects of the disease, and is thereby intended to offer patients an opportunity to achieve sustained recovery.
Historically, the disease of addiction has been treated primarily through behavioral intervention, with fairly high relapse rates. We believe the PROMETA protocols offer an advantage to traditional alternatives because they provide a treatment methodology that is discreet and only mildly sedating and can be initiated in only two to three days, with a two-day follow-up treatment three weeks later for addictive stimulants. Our PROMETA protocols also provide for one-month of prescription medication and nutritional supplements, combined with psychosocial or other recovery-oriented therapy chosen by the patient in conjunction with their treatment provider. The medical treatment is followed by continuing care, such as individual and or group counseling, as a key part of recovery. Limited initial clinical observations indicate that our protocols may improve cognitive function, reduce withdrawal symptoms, be associated with higher initial completion rates than conventional treatments, and reduce physical cravings which can be a major factor in relapse, thus allowing patients to more meaningfully engage in counseling or other forms of psychosocial therapy. These preliminary initial conclusions were reached during treatment of approximately 200 patients and may not be confirmed by clinical research studies, may not be statistically significant, have not been subjected to close scientific scrutiny, and may not be indicative of the long-term future performance of our protocols.
We believe the short initial treatment period when using our PROMETA protocols is a major advantage over traditional inpatient detoxification treatments and residential treatment programs, which typically consist of up to 28 days of combined inpatient detoxification and recovery in a rehabilitation or residential treatment center. Treatment with PROMETA does not require an extensive stay at an inpatient facility. Rather, the protocols offer the convenience of a two to three day treatment (for addictive stimulants there is a two day follow-up treatment three weeks later) and can be administered on an outpatient basis. This is particularly relevant since approximately 77% of adults classified with dependence or abuse are employed, and loss of time from work can be a major deterrent for seeking treatment.
Moreover, we believe PROMETA can be used at various stages of recovery, including initiation of abstinence and during early recovery, and can complement other existing treatments. As such, our protocols offer a potentially valuable alternative or addition to traditional treatment methods. Many medications marketed to treat alcohol or drug dependence are not administered until the patient is already abstinent, require long-term use, result in substantial side effects, or have high relapse rates.

Under licensing agreements, we provide treatment providers access to our PROMETA protocols and marketing support to attract patient referrals. We receive a fee for the licensed technology and related services generally on a per patient basis. As of October 18, 2005, we have entered into 25 licensing agreements with hospitals and healthcare providers and over 200 patients have completed treatment using our PROMETA protocols. We intend to enter into agreements with additional hospitals and other healthcare providers to increase both geographic penetration and the number of patients treated. The PROMETA treatment protocols have been in use since 2002 at The Little Company of Mary— San Pedro Hospital. Retrospective data collected from this hospital on 53 alcohol and stimulant dependent patients treated with PROMETA from November 2002 through December 2004 suggest promising results in terms of treatment completion rates, abstinence rates and reduction of cravings based on patient follow-up ranging from three to twelve months post-treatment. For example, preliminary clinical observations indicate that at least 90 days post-treatment, 59% of the 34 patients treated for alcohol dependence remained completely abstinent and 74% avoided relapse to harmful or compulsive use. Of the 19 patients treated for stimulant dependence (cocaine or methamphetamine), 58% remained abstinent after at least 90 days and 63% avoided relapse to compulsive use. These preliminary results may not be confirmed by clinical research studies, may not be statistically significant, have not been subjected to close scientific scrutiny, and may not be indicative of the long-term future performance of our protocols. Only about half of the patients who start traditional treatment for alcoholism and stimulant dependence complete it, and only about half of those remain abstinent for at least 90 days.
We have announced several clinical studies by preeminent researchers in the field of substance dependence, to evaluate the efficacy of PROMETA in treating alcohol and stimulant dependence. We anticipate that these studies will be the basis for publication in scientific journals. Significant positive results would help in our efforts to gain third-party reimbursement for providers using our protocols. We expect initial data from the first methamphetamine study to be made available in the first half of 2006. In addition, we have contracted with a contract research organization (CRO) to establish a clinical outcomes registry for the monitoring and evaluation of up to 750 patients undergoing treatment using PROMETA. Since our protocols are not currently approved for payment by any health insurance company or third-party payor, patients treated to date with PROMETA have been substantially self-pay patients. We intend to establish initiatives to help providers gain third-party reimbursement from private insurers, managed care, drug courts, and employee assistance programs. We believe that favorable clinical data in combination with third-party reimbursement would help accelerate broader adoption of PROMETA.
OUR MARKET
Substance dependence disorders comprise a worldwide public health problem that affects many people and has wide-ranging social consequences. In 2004, an estimated 22.5 million Americans suffered from alcohol or other forms of drug abuse or dependence, according to the National Survey on Drug Use and Health published by the Substance Abuse and Mental Health Services Administration (SAMHSA), an agency of the U.S. Department of Health and Human Services. Furthermore, approximately 12 million Americans age 12 and older, or 5 percent of the population, are reported as having tried methamphetamine according to the survey. It is commonly reported that addiction to methamphetamine is rapidly spreading throughout the U.S. Findings from The Drug and Alcohol Services Information System (DASIS) Report published by SAMHSA’s Office of Applied Studies in September 2004 show that methamphetamine hospital admissions as a percent of substance abuse treatment admissions increased from 1% in 1992 to 7% in 2002. There are currently no generally accepted medical treatments for cocaine or methamphetamine dependence.
Summarizing data from the Office of National Drug Control Policy and the National Institute on Alcohol Abuse and Alcoholism (NIAAA), the economic cost of alcohol and drug abuse exceeds $345 billion annually in the U.S., including $41 billion in healthcare costs and approximately $245 billion in productivity losses. Despite these staggering figures, it is a testament to the unmet need in the market that only 17% of those who need treatment actually receive help, and that this small group still represents over $40 billion in annual treatment expenditures. Traditional treatment methods are often not particularly effective, especially when it comes to those who are dependent on stimulants. Often faith, willpower, and counseling are the only options available. Compounding the lack of efficacious treatment options is the enormous stigma of leaving one’s life, income, and loved ones for weeks at a time to seek inpatient treatment.
There are approximately 13,000 facilities reporting to SAMHSA that provide substance abuse treatment on an inpatient or outpatient basis. Historically, the disease of substance dependence has been treated primarily through behavioral intervention, with fairly high relapse rates. DASIS reports that in 2000 only 54% of those treated for alcoholism and 51% of those treated for cocaine and other stimulants complete detoxification, and that outpatient treatment completion rates were only 41%. For patients who do complete treatment, the NIAAA reports relapse rates three months following treatment for alcohol dependence to be 50%. For the behavioral treatment of cocaine dependence, the Drug Abuse Treatment Outcome Survey reports a relapse rate of 69% one year following outpatient treatment lasting 90 or fewer days and 80% one year following long-term residential treatment lasting 90 or fewer days.
While pharmacological options for alcohol dependence exist, none has proven to be effective enough to be generally accepted as a treatment in and of itself. A number of pharmaceutical companies have introduced or intend to introduce drugs to treat alcohol dependence; however, many may require chronic or long-term administration and their safety and tolerability profiles and relapse rates remain to be determined over periods of prolonged administration. In addition, several of these drugs should not be used until the patient has already achieved abstinence, and must be administered on a chronic or long-term continuing basis.
OUR SOLUTION: PROMETAtm
Current research indicates that substance dependence is associated with altered cortical activity and changes in neurotransmitter function, which are critical to brain function. Moreover, changes in the neurochemistry of the brain underlie the hallmarks of substance dependence, including tolerance, withdrawal symptoms, craving and relapse. Our PROMETA protocols include medically supervised treatments designed to target the neurochemical imbalances in the brain caused or worsened by substance dependence, as well as provide for one-month of prescription medication and nutritional supplements, combined with psychosocial or other recovery-oriented therapy chosen by the patient in conjunction with their treatment provider.
The PROMETA treatment protocols provide for:

•	A comprehensive physical exam, including specific laboratory tests, prior to initiation of treatment by the treating physician, to determine that the patient can safely be administered the medications in the PROMETA protocol

•	Medically supervised administration of prescription medications and nutritional supplements

•	One-month of prescription medications and nutritional supplements following the initial treatment

•	Individualized aftercare options
Treatment with PROMETA involves the oral and intravenous administration of pharmaceuticals in a medically supervised setting. The medications used in the PROMETA treatment protocols have been approved by the FDA for uses other than treatment of substance dependence. The PROMETA treatment is discreet and does not require long periods away from home or work. Treatment takes place at a hospital facility, clinic or properly equipped outpatient setting by healthcare providers who have licensed the rights to use our PROMETA protocols. The treatment begins with a two-to-three day course of prescription medications and nutritional supplements. Some patients may require an additional day of treatment, and it will be up to the treating physician to make this decision during the course of the treatment. In general, the intravenous treatment session typically lasts about an hour. Some patients may receive their treatment in a hospital, or “in-patient” setting. For these patients, the balance of time spent at the treatment facility or hospital is intended to ensure that the patient is well-rested and comfortable between the relatively short treatment periods. Most patients take meals and choose to sleep much of the time between treatments. For the patients receiving care in an “outpatient” facility, such as a physician’s office or treatment center, following the treatment session their doctor may monitor them for a few hours. Typically, the patient would then be released to an accompanying person and return the following day for completion of their treatment. The PROMETA protocol for stimulant dependence provides for a second, two-day course of treatment at the facility, which takes place about three weeks after the initial treatment. Following the medically supervised treatments, our protocols provide that patients receive one month of prescription medication and nutritional supplements, and are encouraged to participate in psychosocial or other recovery-oriented therapy they select with their physician.
We believe PROMETA can offer an advantage to traditional alternatives for several reasons:

•	Treatment provided using PROMETA is designed to address a spectrum of patient needs, including physiological, nutritional and psychological elements

•	The PROMETA treatment protocols are targeted, medically supervised procedures designed to address the neurochemical imbalances in the brain caused or worsened by substance dependence. The rationale for the approach is that by addressing the underlying physiologic aspects of substance dependence, dependent persons may be better able to address the behavioral and environmental components of their disease

•	Treatment using PROMETA does not require long periods away from home or work. PROMETA offers the convenience of a two to three day treatment (for addictive stimulants there is a two day follow-up treatment three weeks later), as compared to traditional inpatient treatments which typically consist of up to 28 days of combined inpatient detoxification and recovery in a rehabilitation or residential treatment center

•	Our protocols may be appropriate for use at various stages of recovery, including initiation of abstinence and during early recovery, and can complement existing treatments.
Much of our proprietary, patented and patent pending substance dependence technology, known as the PROMETA treatment protocols, was developed by Dr. Juan José Legarda, a European scientist educated at University of London who has spent most of his professional career conducting research related to substance abuse. Through his studies and research, Dr. Legarda identified some of the adverse physical effects of substance abuse on the brain and began to develop technologies that specifically focused on the neurochemistry of the brain as a core part of addictive behavior modification. In 2002, Dr. Legarda filed Patent Cooperation Treaty (PCT) applications in Spain for treatment protocols that he developed for dependencies to alcohol and cocaine. We acquired the rights to these patent filings in March 2003 through a technology purchase and license agreement with Dr. Legarda’s company, Tratamientos Avanzados de la Adiccion S.L., to which we pay a royalty of three percent of the amount the patient pays for treatment using our protocols. After acquiring these rights, we filed U.S. patent applications and other national phase patent applications based on the PCT filings, as well as provisional U.S. patent applications for additional treatment protocols for alcohol, cocaine and other addictive stimulants. If any of these patents are issued, they will expire 20 years from the dates of original filing.
We will focus on expanding our presence in the U.S. market by targeting geographic areas with high numbers of substance dependent individuals, and licensing our protocols and providing our services to healthcare providers in those areas. We intend to utilize both local and national marketing initiatives to raise awareness of the PROMETA approach in order to increase patient awareness of the treatment protocols. The marketing strategy will initially focus on consumers, by providing education and information that emphasizes substance dependence as a disease, highlights the potential benefits of

PROMETA as an innovative, discreet and convenient medically supervised treatment approach, and encourages consumers to consult treatment providers for more information. As data from our research studies become available, we plan to expand our marketing initiatives to more aggressively educate the professional community (e.g., physicians, counselors, therapists, payors and other allied professionals). This staged strategic approach to our marketing efforts takes into account: (i) the need to increase patient awareness of licensee sites; and (ii) that a more robust data dossier will be needed to facilitate broader adoption of PROMETA by the professional community.
OUR STRATEGY
Our business strategy is to provide quality, standard-of-care treatment protocols for those suffering from alcoholism and other chemical dependencies. We intend to grow our business through increased penetration to new licensees and increased patient volumes. Key elements of our business strategy include:

•	Seeking to expand our base of treatment sites, focusing on large metropolitan areas within the U.S.

•	Increasing awareness about the PROMETA approach among consumers and professional audiences through enhanced marketing initiatives

•	Pursuing clinical data to make PROMETA a standard of care in a market with little quantitative evidence

•	Establishing initiatives to help gain third-party reimbursement for providers from private insurers, managed care, drug courts, and employee assistance programs

•	Acquiring or licensing new substance dependence treatment protocols that may be developed in the future
OUR CORPORATE INFORMATION
We are incorporated in Delaware. Our principal executive offices are located at 11150 Santa Monica Boulevard, Suite 1500, Los Angeles, California 90025, and our telephone number is (310) 444-4300. We maintain an Internet website at http://www.hythiam.com. We have not incorporated by reference into this prospectus the information in, or that can be accessed through, our website, and you should not consider it to be a part of this prospectus.

The offering

Common stock we are offering	8,000,000 shares

Common stock to be outstanding after this offering	38,176,937 shares

Use of proceeds	We estimate that the net proceeds to us from this offering after expenses will be approximately $43.6 million, or approximately $50.2 million if the underwriters exercise their over-allotment option in full, assuming a public offering price of $5.90 per share. We intend to use the net proceeds from this offering to fund clinical research studies, for marketing and advertising, and other general corporate purposes. See “Use of proceeds.”

Nasdaq National Market symbol	HYTM

Risk factors	See “Risk factors” beginning on page 8 for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.
The number of shares of our common stock outstanding after this offering is based on 30,176,937 shares outstanding as of June 30, 2005 and excludes:

•	5,443,000 shares of our common stock issuable upon exercise of options outstanding as of June 30, 2005, at a weighted average exercise price of $3.58 per share, of which options to purchase 1,031,167 shares were exercisable as of that date at a weighted average exercise price of $2.87 per share;

•	1,498,693 shares of our common stock issuable upon exercise of warrants outstanding as of June 30, 2005, at a weighted average exercise price of $3.08 per share, of which warrants to purchase 1,188,145 shares were exercisable as of that date at a weighted average exercise price of $3.23 per share;

•	1,547,000 shares of our common stock available for future grant under our 2003 Stock Incentive Plan as of June 30, 2005; and

•	1,200,000 shares of our common stock that may be purchased by the underwriters to cover over-allotments, if any.

Unless we specifically state otherwise, the information in this prospectus assumes that the underwriters do not exercise their option to purchase up to 1,200,000 shares of our common stock to cover over-allotments, if any.

Summary consolidated financial data
The following summary consolidated financial data for the period February 13, 2003 (Inception) to December 31, 2003 and the year ended December 31, 2004 is derived from our audited consolidated financial statements. The following summary consolidated financial data as of June 30, 2005, for the six-month periods ended June 30, 2004 and 2005, and for the period from February 13, 2003 (Inception) to June 30, 2005, is derived from our unaudited interim condensed consolidated financial statements.
This information is only a summary and should be read together with the consolidated financial statements, the related notes and other financial information incorporated by reference into this prospectus and on file with the SEC. For more details on how you can obtain our SEC reports incorporated by reference into this prospectus, see “Where you can find more information.”

	Period from				Period from
	February 13,				February 13,
	2003		Six months ended		2003
	(Inception) to	Year Ended	June 30,		(Inception) to
	December 31,	December 31,			June 30,
Consolidated statements of operations data:	2003	2004	2004	2005	2005

	(in thousands, except per share data)
Revenues	$75	$192	$72	$433	$700
Operating expenses:
Salaries and benefits	1,617	5,117	2,686	3,871	10,605
Other general and administrative	1,928	6,350	2,681	5,504	13,782
Depreciation and amortization	75	670	297	404	1,149

Total operating expenses	3,620	12,137	5,664	9,779	25,536

Loss from operations	(3,545)	(11,945)	(5,592)	(9,346)	(24,836)
Interest income	41	171	77	335	547

Loss before provision for income taxes	(3,504)	(11,774)	(5,515)	(9,011)	(24,289)
Provision for income taxes	—	1	2	—	1

Net loss	$(3,504)	$(11,775)	$(5,517)	$(9,011)	$(24,290)

Basic and diluted net loss per share	$(0.21)	$(0.47)	$(0.22)	$(0.30)

Shares used in calculation of per share data	16,888	24,877	24,614	29,774

	As of June 30, 2005

Consolidated balance sheet data:	Actual	As adjusted(1)

	(unaudited, in thousands)
Cash, cash equivalents and marketable securities	$19,985	$63,581
Total assets	26,933	70,529
Total liabilities	2,845	2,845
Deficit accumulated during the development stage	(24,414)	(24,414)
Total stockholders’ equity	24,088	67,684

(1)	As adjusted to give effect to the sale of 8,000,000 shares of common stock we are offering pursuant to this prospectus at an assumed public offering price of $5.90 per share, after deducting underwriting discounts and commissions and estimated offering expenses to be paid by us.

Risk factors
Investing in our common stock involves a high degree of risk. In addition to the other information included and incorporated by reference in this prospectus, you should carefully consider the risks described below before purchasing our common stock. If any of the following risks actually occurs, our business, results of operations and financial condition will likely suffer. As a result, the trading price of our common stock may decline, and you might lose part or all of your investment.
RISKS RELATED TO OUR BUSINESS
We are a development stage company with a limited operating history, making it difficult to evaluate our future performance
We are a development stage company with a limited history of operations. We were formed in February 2003 and commenced operations in June 2003. Investors have limited substantive financial information on prior operations to evaluate the company as an investment. Our potential future success must be viewed in light of the problems, expenses, difficulties, delays and complications often encountered in the operation of a new business. We will be subject to the risks inherent in the ownership and operation of a startup development stage company such as regulatory setbacks and delays, fluctuations in expenses, competition, the general strength of regional and national economies, and governmental regulation. Any failure to successfully address these risks and uncertainties would seriously harm our business and prospects.
We expect to continue to incur operating losses, and if we are not able to raise necessary additional funds we may have to reduce or stop operations
We have not generated significant revenues or become profitable, may never do so, and may not generate sufficient working capital to cover the cost of operations. Our revenues since commencement of operations in June 2003 were $700,000 through June 30, 2005. Our accumulated deficit through June 30, 2005 was $24.4 million. We anticipate that operating deficits will continue for at least the next twelve months of our operations. Because many of our costs generally will not decrease, the cost of operating the company will exceed the income therefrom during this period. No party has guaranteed to advance additional funds to us to provide for any such operating deficits. Our cash and marketable securities totaled approximately $20 million as of June 30, 2005. Our current cash burn rate is approximately $2.0 million per month. We expect to increase our monthly expenditures over the next twelve months as we increase staff, commence marketing activities, expand the number of licensees and initiate research studies. If we do not raise any proceeds in the offering, our revenues do not meet expectations and our expenses continue to increase, our cash reserves will be exhausted in approximately seven months, and we will be required to seek additional funds. If we raise gross proceeds of approximately $47 million in the offering, we believe our cash reserves will be sufficient to meet our operating expenses and capital requirements until we achieve profitability based on our current business plan, but there can be no assurance this will be the case.
We may seek additional funding through public or private financings or collaborative arrangements. If we obtain additional capital through collaborative arrangements, these arrangements may require us to relinquish greater rights to our technologies and protocols than we might otherwise have done. If we raise additional capital through the sale of equity, or securities convertible into equity, further dilution to our then existing stockholders will result. If we raise additional capital through the incurrence of debt, our business may be affected by the amount of leverage we incur, and our borrowings may subject us to restrictive covenants. Additional funding may not be available to us on acceptable terms,

Risk factors

or at all. If we are unable to obtain adequate financing on a timely basis, we may be required to delay, reduce or stop operations, any of which would have a material adverse effect on our business.
We are dependent on third party healthcare providers licensing and using our protocols, and if they delay or fail to do so our revenues and earnings could be adversely affected
Only a physician may treat patients using the PROMETAtm protocols, which requires us to enter into licenses with hospitals, properly equipped outpatient settings or other treatment facilities in order to provide convenient treatment access points for patients. Our revenues are therefore dependent to a significant degree upon the relationships we can establish with hospitals, physicians and other healthcare facilities to license our protocols for treating their patients. Through June 30, 2005, about half of our revenues have been derived from only one hospital and over 90% have been derived from only three licensees. As of October 18, 2005, twenty-five hospitals and healthcare providers have entered into agreements with us, seventeen of whom have signed contracts with us in 2005. The number of patients who completed treatment by our licensees in 2004 was approximately 40, and in the first six months of 2005 was approximately 80. Additional rollout is anticipated to be dependent on our ability to negotiate and conclude licensing agreements with healthcare providers in major metropolitan areas across the country and their ability to generate patients. If we are unable to enter into similar arrangements with additional healthcare providers for any reason, that would significantly limit our growth potential and negatively impact our business prospects. In addition, if hospitals and healthcare providers do not attract sufficient patient volume and revenue they may not be willing to continue to offer our protocols.
The success of our protocols is ultimately dependent upon referrals of patients to facilities that license our technology and upon the use of our protocols by physicians in treating their patients. There is no requirement for physicians to refer their patients to facilities that license our protocols, or to use our protocols in treating their patients. They are free to refer patients to any other substance dependence treatment service, program or facility, and to treat their patients using whatever method they determine to be in the patients’ best interests. The failure of physicians to treat a sufficient number patients using our protocols, or to refer patients to facilities that use our protocols, or the loss of physicians that use our protocols could have a material adverse effect on operations and could adversely affect our revenues and earnings.
We may be dependent on third party collaborations to develop our products and services and, if they fail or refuse to perform, commercialization of our protocols may be delayed
Our future success will depend in part on establishing and maintaining effective strategic partnerships and collaborations to gain access to treatment modalities, expand and complement our research, development and commercialization capabilities, and reduce the cost of developing and commercializing protocols on our own. While we are in discussions with a number of companies and institutions to establish relationships and collaborations, we may not reach definitive agreements with any of them. Even if we enter into these arrangements, we may not be able to maintain these relationships or establish new ones in the future on acceptable terms. Furthermore, these arrangements may require us to grant rights to third parties or may have other terms that are burdensome to us, and may involve the acquisition of our securities. Our partners may decide to develop alternative technologies either on their own or in collaboration with others. If any of our partners terminate their relationship with us or fail to perform their obligations in a timely manner, the development or commercialization of our potential technology and protocols may be substantially delayed.

Risk factors

We may fail to successfully manage and maintain the growth of our business, which could adversely affect our results of operations
As we continue expanding our commercial operations, sales and marketing activities, this expansion could put significant strain on our management, operational and financial resources. To manage future growth, we will need to continue to hire, train and manage additional employees, particularly a specially-trained sales force to market our protocols. Concurrent with expanding our operational and marketing activities, we will also be increasing our research and development activities, including the development of protocols for other types of addictions, with the expectation of ultimately commercializing those products. We have maintained a small financial and accounting staff, and our reporting obligations as a public company, as well as our need to comply with the requirements of the Sarbanes-Oxley Act of 2002, the rules and regulations of the SEC and The Nasdaq National Market, will continue to place significant demands on our financial and accounting staff, on our financial, accounting and information systems and on our internal controls. As we grow, we will need to add additional accounting staff and continue to improve our financial, accounting and information systems and internal controls in order to fulfill our reporting responsibilities and to support expected growth in our business. We cannot assure you that our current and planned personnel, systems, procedures and controls will be adequate to support our anticipated growth or that management will be able to effectively hire, train, retain, motivate and manage required personnel. Our failure to manage growth effectively could limit our ability to achieve our marketing and commercialization goals or to satisfy our reporting and other obligations as a public company.
Our treatment protocols may not be as effective as we believe them to be, which could limit or prevent us from establishing and maintaining revenues
Our belief in the efficacy of our treatment protocols is based on a limited number of unpublished studies, primarily in Spain, and our very limited initial experience with a small number of patients in the United States. Such results may not be statistically significant, have not been subjected to close scientific scrutiny, and may not be indicative of the long-term future performance of our protocols. Controlled scientific studies, including those that have been announced and planned for the future, may yield results that are unfavorable or demonstrate that our protocols are not clinically effective. While we have not experienced such problems to date, if our treatment protocols cannot be effectively implemented on a large scale basis or the initially indicated results cannot be successfully replicated, we may be unable to implement our business model.
Our marketing efforts may not result in acceptance of our protocols in the marketplace, which could adversely affect our revenues and earnings
While we have been able to generate initial interest in our protocols among a limited number of healthcare providers, there can be no assurance that our efforts or the efforts of others will be successful in fostering acceptance of our protocols in the target markets. If our marketing and promotional efforts are not as successful as we expect them to be, the likelihood of expending all of our funds prior to reaching a level of profitability will be increased.
Marketplace acceptance of our protocols may largely depend upon healthcare providers’ interpretation of our limited data, or upon reviews and reports that may be given by independent researchers. We are in the process of awarding unrestricted grants to academic and affiliated research institutions and other research organizations interested in conducting research studies of our PROMETA protocols. As of October 18, 2005, we have committed to spending approximately $5 million over the next twenty-four months to fund such unrestricted grants. In the event the testing by such groups does not give our treatment technology high approval ratings, it is unlikely we will be able to achieve significant market acceptance.

Risk factors

Our industry is highly competitive, and we may not be able to compete successfully
The healthcare business in general, and the substance dependence treatment business in particular, are highly competitive. Hospitals and healthcare providers that treat substance dependence are highly competitive, and we must convince them that they will benefit by use of our protocols. We will compete with many types of substance dependence treatment methods, treatment facilities and other service providers, many of whom are more established and better funded than we are. Many of these other treatment methods—most of which involve only a single drug—and facilities are well established in the same markets we will target, have substantial sales volume, and are provided and marketed by companies with much greater financial resources, facilities, organization, reputation and experience than we have.

•	The addiction medication naltrexone is marketed by a number of generic pharmaceutical companies as well as under the trade name ReVia® for the treatment of alcohol dependence. However, naltrexone must be administered on a chronic or continuing basis and is associated with relatively high rates of side effects, including nausea. U.S. sales are estimated to be under $25 million per year for this treatment.

•	The French pharmaceutical firm Sanofi Aventis SA has announced plans to seek FDA approval for the experimental drug rimonabant, trade name Acomplia, next year. It claims the drug may be used to treat addiction, including fighting relapse in alcohol and cocaine abuse. No human test results for rimonabant in alcohol abuse have yet been published.
There are also a number of companies reported to be developing medications for reducing craving in the treatment of alcoholism. These include:

•	Alkermes is developing a long-acting injectable form of naltrexone, Vivitrex, intended to be administered by a physician via monthly injections. The company reports results from a phase III clinical study indicated that in the overall study population, patients treated with Vivitrex 380 mg experienced approximately a 25% reduction in the rate of heavy drinking relative to placebo. Alkermes submited a new drug application (NDA) to the FDA in the first half of 2005.

•	Merck AG has received FDA approval to market Campral® tablets (acamprosate calcium). The product must be taken three times per day on a chronic or long-term basis. Forest Pharmaceuticals is marketing this product within the U.S.
We see these products as being potentially useful during the continuing care phase of treatment following treatment using the PROMETA protocols, but not being directly competitive. To the best of our knowledge, there are no treatment protocols or medications approved, marketed or in development within the U.S. that reduce the cravings for cocaine, methamphetamine or other additive prescription psychostimulants. However, our competitors may develop and introduce new processes and products that are equal or superior to our protocols in treating substance dependencies. Accordingly, we may be adversely affected by any new processes and technology developed by our competitors.
There are approximately 13,000 facilities reporting to the Substance Abuse and Mental Health Services Administration that provide substance abuse treatment on an inpatient or outpatient basis. Well known examples of residential treatment programs include the Betty Ford Center, Caron Foundation, Hazelden and Sierra Tucson. In addition, individual physicians may provide substance dependence treatment in the course of their practices. We anticipate several potential points of resistance to penetrating the substance dependence treatment market. First, there is the historical focus on the use of psychological or behavioral therapies as opposed to medical or physiological treatments for substance dependence. Healthcare providers and potential patients may be resistant to the transition of treating substance dependence as a disease rather than as a behavioral aberration. Second, healthcare providers

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may be reluctant to use our protocols due to the absence of published clinical studies supporting their efficacy. Research studies of the PROMETA protocols may not lead to acceptable results or the results may not be published. If we are unable to penetrate these substantial barriers to entry we may not be able to successfully implement our business plan.
We depend on key personnel, the loss of which could impact the ability to manage our business
Our future success depends on the performance of our senior management and key professional personnel. It therefore depends to a significant extent on retaining the services of our key executive officers, in particular our Chairman and Chief Executive Officer, Terren S. Peizer, our director and Chief Administrative Officer, Richard Anderson, our Director and Chief Operating Officer, Anthony M. LaMacchia, our Chief Financial Officer, Chuck Timpe, our Senior Vice President of Marketing, Monica Alfaro Welling, and our Senior Vice President of Medical Affairs, David E. Smith, M.D. Each of these key executives is party to an employment agreement which, subject to termination for cause or good reason, has a term of one to five years. While we believe our relationships with our executives are good and do not anticipate any of them leaving in the near future, the loss of the services of Mr. Peizer or any other key member of management could have a material adverse effect on our ability to manage our business. While we have not experienced any problems in attracting and retaining desirable employees, our success is dependent upon our ability to continue to attract and retain qualified management, professional, administrative and sales personnel to support our future growth.
We are subject to personal injury claims, which could result in substantial liabilities that may exceed our insurance coverage
All significant medical treatments and procedures, including treatment utilizing our protocols, involve the risk of serious injury or death. Even under proper medical supervision, withdrawal from alcohol may cause severe physical reactions. While we do not treat patients or determine whether treatment using our protocols is appropriate for any particular patient, and have not been the subject of any personal injury claims for patients treated by providers using our protocols, our business entails an inherent risk of claims for personal injuries, which are subject to the attendant risk of substantial damage awards. We cannot control whether individual physicians will properly select patients, apply the appropriate standard of care, or conform to our protocols in determining how to treat their patients. A significant source of potential liability is negligence or alleged negligence by physicians treating patients using our protocols. While our agreements typically require them to indemnify us for their negligence, there can be no assurance they will be willing and financially able to do so if claims are made. In addition, our license agreements require us to indemnify physicians, hospitals or their affiliates for losses resulting from our negligence. There can be no assurance that a future claim or claims will not be successful or, including the cost of legal defense, will not exceed the limits of available insurance coverage.
We currently have insurance coverage for up to $5 million per year for personal injury claims. We may not be able to maintain adequate liability insurance, in accordance with standard industry practice, with appropriate coverage based on the nature and risks of our business, at acceptable costs and on favorable terms. Insurance carriers are often reluctant to provide liability insurance for new healthcare services companies and products due to the limited claims history for such companies and products. In addition, based on current insurance markets, we expect that liability insurance will be more difficult to obtain and that premiums will increase over time and as the volume of patients treated with our protocols increases. In the event of litigation, regardless of its merit or eventual outcome, or an award against us during a time when we have no available insurance or insufficient insurance, we may

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sustain significant losses of our operating capital which may substantially impair or destroy the investments of stockholders.
If the government and third-party payors fail to provide coverage and adequate payment rates for treatment using our protocols, our revenue and prospects for profitability will be harmed
Our future revenues will depend in part upon the availability of reimbursement from third-party payors for treatment providers using our protocols. Such third-party payors include government health programs such as Medicare, managed care providers, private health insurers and other organizations. These third-party payors are increasingly attempting to contain healthcare costs by demanding price discounts or rebates and limiting both coverage on which procedures they will pay for and the amounts that they will pay for new procedures. As a result, they may not cover or provide adequate payment for treatment using our protocols. We might need to conduct studies in order to demonstrate the cost-effectiveness of treatment using our protocols to such payors’ satisfaction. Such studies might require us to commit a significant amount of management time and financial and other resources. Adequate third-party reimbursement might not be available to enable us to realize an appropriate return on investment in research and product development.
RISKS RELATED TO OUR INTELLECTUAL PROPERTY
We may not be able to adequately protect the proprietary treatment protocols which are the core of our business
We consider the protection of our proprietary treatment protocols to be critical to our business prospects. We obtained the rights to some of our most significant patent-pending technologies through a license agreement which is subject to a number of conditions and restrictions, and a breach or termination of that agreement could significantly impact our ability to use and develop our technologies.
We currently have no issued U.S. patents covering our PROMETA protocols. One of our pending patent applications was deemed abandoned since the U.S. Patent & Trademark Office did not receive the mailed documents that were required. A petition to revive the application has been filed and we believe that this petition will be granted as a matter of course. In addition, the patent applications filed and licensed by us may not issue as patents, and any issued patents may be too narrow in scope to provide us with a competitive advantage. Our patent position is uncertain and includes complex factual and legal issues, including the existence of prior art that may preclude or limit the scope of patent protection. Other inventors may have filed earlier patent applications of which we are unaware and which may prevent our applications from being granted. Patent examiners and third parties may object to the validity or scope of some or all of our claims. Any of the patents that may be issued to us will expire twenty years after they were first filed.
Competitors or others may institute challenges against the validity or enforceability of any patent owned by us, and if successful our patents may be denied, rendered unenforceable, or invalidated. The cost of litigation to uphold the validity of patents, and to protect and prevent infringement of patents can be substantial. Maintaining, prosecuting, and enforcing a patent portfolio might require funds that may not be available.
We may not be able to adequately protect the aspects of our treatment protocols that are not subject to patent protection, or are subject to only limited patent protection. Furthermore, competitors and others may independently develop similar or more advanced treatment protocols and technologies, may design around aspects of our technology, or may discover or duplicate our trade secrets and proprietary methods.

Risk factors

To the extent we utilize processes and technology that constitute trade secrets under state laws, we must implement appropriate levels of security for those trade secrets to secure the protection of such laws, which we may not do effectively. For some of our proprietary rights, we may need to secure assignments of rights from independent contractors and third parties to perfect our rights, and if we fail to do so they may retain ownership rights in the intellectual property upon which our business is based. Policing compliance with our confidentiality agreements and unauthorized use of our technology is difficult, and we may be unable to determine whether piracy of our technology has occurred. In addition, the laws of many foreign countries do not protect proprietary rights as fully as the laws of the United States.
While we have not had any significant issues to date, the loss of any of the proprietary rights which may be protected under the foregoing intellectual property safeguards may result in the loss of our competitive advantage over present and potential competitors.
Confidentiality agreements with employees, licensees and others may not adequately prevent disclosure of trade secrets and other proprietary information
In order to protect our proprietary technology and processes, we rely in part on confidentiality provisions in our agreements with employees, licensees, treating physicians and others. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover trade secrets and proprietary information. To date we have had one instance, in February 2004, in which it was necessary to send a formal demand to cease and desist using our protocols to treat patients to a consultant who had signed a confidentiality agreement. He subsequently complied with the demand and signed an innovation, proprietary information and confidentiality agreement, and an intellectual property assignment agreement. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.
We may not be able to adequately protect our other intellectual property rights, which could limit our ability to compete
While we believe we have proprietary ownership, assigned or licensed rights in intellectual property which is capable of protection under federal copyright and patent laws, and under state laws regarding trade secrets, we may not have taken appropriate legal measures, and may not be able to adequately secure the necessary protections for our intellectual property. We currently have no issued U.S. patents protecting our PROMETA protocols, and have not yet registered all of our trademarks or copyrights and, until we do so, we must rely on various state and common law rights for enforcement of the rights to exclusive use of our trade secrets, trademark and copyrights.
Our trademark applications for our PROMETA trademarks are pending before the U.S. Patent and Trademark Office, and we have not yet been granted registration for these marks. If our trademark registrations are objected to or denied that may impact our ability to use and protect our brand names and company and product identity.
Although we have applied for trademarks for some of our brand names, and patents on some of our technology, in the future we may decide not to secure federal protection of certain copyrights, trademarks or patents to which we may be entitled. Failure to do so, in the case of copyrights and trademarks, may reduce our access to the courts, and to certain remedies of statutory damages and attorneys’ fees, to which we may be entitled in the event of a violation of our proprietary and intellectual rights by third parties. Similarly, the failure to seek issuance of any patents to which we

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may be entitled may result in loss of patent protection should a third party copy the patentable technology. The loss of any proprietary rights which are protectable under any of the foregoing intellectual property safeguards may result in the loss of a competitive advantage over present or potential competitors, with a resulting decrease in the profitability for us. There is no guarantee that such a loss of competitive advantage could be remedied or overcome by us at a price which we would be willing or able to pay.
We may be subject to claims that we infringe the intellectual property rights of others, and unfavorable outcomes could harm our business
Our future operations may be subject to claims, and potential litigation, arising from our alleged infringement of patents, trade secrets or copyrights owned by other third parties. We intend to fully comply with the law in avoiding such infringements. However, within the healthcare, drug and bio-technology industry, established companies have actively pursued such infringements, and have initiated such claims and litigation, which has made the entry of competitive products more difficult. There can be no guarantee that we will not experience such claims or litigation initiated by existing, better-funded competitors. Court-ordered injunctions may prevent us from bringing new products to market, and the resulting loss of revenues and expenses of litigation may substantially affect our ability to meet our expenses and continue operations.
RISKS RELATED TO OUR INDUSTRY
The healthcare industry in which we operate is subject to substantial regulation by state and federal authorities, which could hinder, delay or prevent us from commercializing our protocols
We generate revenues by charging fees directly to the healthcare providers who license our technology and contract for our services. The healthcare industry is highly regulated and continues to undergo significant changes as third-party payors, such as Medicare and Medicaid, traditional indemnity insurers, managed care organizations and other private payors increase efforts to control cost, utilization and delivery of healthcare services. Although our licensees do not currently bill or seek reimbursement from Medicare, Medicaid or other governmental organizations for the treatment of patients using the PROMETA protocols, we are nevertheless subject to the overall effect of the changes created by increased cost control and financial pressures on the industry. We believe that this industry will continue to be subject to increasing regulation, political and legal action, the scope and effect of which we cannot predict. Legislation is continuously being proposed, enacted and interpreted at the federal, state and local levels to regulate healthcare delivery and relationships between and among participants in the healthcare industry. Many healthcare laws are complex, applied broadly and subject to interpretation by courts and government agencies. Many existing healthcare laws and regulations were enacted without anticipation of our business structure or our products and services, yet these laws and regulations may be applied to us and our products and services. Our failure, or the failure of our customers and business partners, accurately to anticipate the application of these healthcare laws and regulations could create liability for us and negatively impact our business.
Healthcare companies are subject to extensive and complex federal, state and local laws, regulations and judicial decisions governing various matters such as the licensing and certification of facilities and personnel, the conduct of operations, billing policies and practices, policies and practices with regard to patient privacy and confidentiality, and prohibitions on payments for the referral of business and self-referrals. There are federal and state laws that govern patient referrals, physician financial relationships, submission of healthcare claims and inducement to beneficiaries of federal healthcare programs. Many states prohibit business corporations from practicing medicine, employing or maintaining control over physicians who practice medicine, or engaging in certain business practices,

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such as splitting fees with healthcare providers. Some or all of these state and federal regulations may apply to us or the services we provide or may provide in the future.
In addition, the Food and Drug Administration, or FDA, regulates development, testing, labeling, manufacturing, marketing, promotion, distribution, record-keeping and reporting requirements for prescription drugs, medical devices and biologics. Other regulatory requirements apply to dietary supplements (including vitamins). Compliance with laws and regulations enforced by FDA and other regulatory agencies may be required relative to our protocols or any other medical products or services developed or used by us. Failure to comply with applicable laws and regulations may result in various adverse consequences, including withdrawal of our protocols from the market, the imposition of civil or criminal sanctions, or the required modification or redesign of our protocols. We may not have the financial resources to modify our protocols or implement new techniques. Accordingly, our ability to market our protocols in compliance with applicable laws and regulations may be a threshold test for our survival.
There can be no assurance that government regulations applicable to our existing and proposed protocols and services or the interpretation thereof will not change and any such changes could prevent us from marketing some or all of our products and services for a period of time or permanently. We are unable to predict the extent of adverse governmental regulation which might arise from future federal, state or foreign legislative, judicial or administrative action. The federal government from time to time has made proposals to change aspects of the delivery and financing of healthcare services. We cannot predict what form any such legislation may take, how the courts would interpret it, or what effect such legislation would have on our business. It is possible that any such legislation ultimately enacted will contain provisions which may adversely affect our business.
We may be subject to regulatory and investigative proceedings, which may find that our policies and procedures do not fully comply with complex and changing healthcare regulations
We have established policies and procedures that we believe will be sufficient to ensure that we operate in substantial compliance with applicable laws, regulations and requirements. Patients treated using the PROMETA protocols receive medical care in accordance with orders from their attending physicians. Each licensed physician is responsible for exercising their own independent medical judgment in determining whether and how to treat each patient using our protocols, and the appropriate course of care for the patient. No employment relationship is expected to exist between us and the attending physicians who treat patients using our protocol. In the course of performing our administrative duties on behalf of the healthcare provider, we may bill and collect funds from patients and disburse a portion of that money to the facility or the attending physician for professional services rendered. We also plan to sublease space and provide turn-key business management services and licenses to use our protocols to associated medical groups in exchange for management and licensing fees. While we believe that our business practices are consistent with applicable law, the criteria are often vague and subject to change and interpretation.
We may become the subject of regulatory or other investigations or proceedings, and our interpretations of applicable laws and regulations may be challenged. The defense of any such challenge could result in substantial cost and a diversion of management’s time and attention. Thus, any such challenge could have a material adverse effect on our business, regardless of whether it ultimately is successful. If we fail to comply with any applicable laws, or a determination is made that we have failed to comply with these laws, our financial condition and results of operations could be adversely affected. In addition, changes in health care laws or regulations may restrict our operations, limit the expansion of our business or impose additional compliance requirements.

Risk factors

The promotion of our protocols may be found to violate federal law concerning “off-label” uses of prescription drugs, which could prevent us from marketing our protocols
The Food Drug & Cosmetic Act, or FDC Act, requires that prescription drugs be approved for a specific medical indication by the FDA prior to their marketing in interstate commerce. In addition, promotion of dietary supplements for uses beyond those permitted by law may be treated as the unlawful promotion of drugs absent FDA approval. Violations of the FDC Act may result in either civil (seizure or injunction) or criminal penalties. While we do not believe the FDC Act should apply to us—because we do not manufacture, sell or distribute prescription drugs or dietary supplements—our procedural medical protocols call for the use of prescription drugs for the treatment of chemical dependence and drug addiction, conditions not approved for use in the drugs’ official labeling, and physicians prescribe these drugs when treating patients using our protocols. In addition, our protocols include the use of nutritional supplements. While the FDA allows for pre-approval exchange of scientific information, provided it is non-promotional in nature and does not draw conclusions about the ultimate safety or effectiveness of the unapproved drug, and generally does not regulate licensed physicians who prescribe approved drugs for non-approved or “off-label” uses in the independent practice of medicine, our promotion of our protocols through advertising and other means may be found to violate FDA regulations or the FDC Act. The FDA has broad discretion in interpreting those regulations. If the FDA determines that our promotion of our medical treatment protocols violates the FDC Act or brings an enforcement action against us for violating the FDC Act or FDA regulations that is successful, our promotion of our protocols will have to stop and we may be unable to continue operating under our current business model. Even if we defeat any FDA challenge, the expenses associated with defending the claim or negative publicity concerning the off-label use of drugs in our protocols could adversely affect our business and results of operation.
Treatment using our protocols may be found to require review or approval, which could delay or prevent the study or use of our protocols
The FDA asserts jurisdiction over many clinical trials, or experiments, in which a drug is administered to human subjects. Hospitals and clinics have established Institutional Review Boards, or IRBs, to review and approve clinical trials using investigational treatments in their facilities. Certain investigations involving new drugs or off-label uses for approved drugs must be the subject of an FDA investigational New Drug exemption (IND). Although the decision about seeking IRB review or an IND that FDA has allowed to become effective is in the discretion of, and is the responsibility of, each hospital or physician, use of our treatment protocol by individual physicians in treating their patients may be found to constitute a clinical trial or investigation that requires IRB review or an IND. FDA has broad authority in interpreting and applying its regulations, so there can be no assurance that FDA will not find that use of our protocols by our licensees or collection of outcomes data on that use constitutes a clinical investigation subject to IRB and FDA jurisdiction or that FDA would not take enforcement action against us. Individual hospitals and physicians may also submit their use of our protocols in treatment to their IRBs and there is no assurance individual IRBs will not find that use to be a clinical trial that requires FDA approval or that they will not prohibit or place restrictions on that use. Any of these results may adversely affect our business and the ability of our customers to use our protocols.
Failure to comply with the Federal Trade Commission Act or similar state laws could result in sanctions or limit the claims we can make
The company’s promotional activities and materials, including advertising to consumers and physicians, and materials provided to licensees for their use in promoting our protocols, are regulated by the Federal Trade Commission (FTC) under the Federal Trade Commission Act (FTCA), which

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prohibits unfair and deceptive acts and practices, including claims which are false, misleading or inadequately substantiated. The FTC typically requires competent and reliable scientific tests or studies to substantiate express or implied claims that a product or service is effective. If the FTC were to interpret our promotional materials as making express or implied claims that our protocols are effective for the treatment of cocaine, alcohol or methamphetamine addiction, it may find that we do not have adequate substantiation for such claims. Failure to comply with the FTCA or similar laws enforced by state attorneys general and other state and local officials could result in administrative or judicial orders limiting or eliminating the claims we can make about our protocols, and other sanctions including fines.
Our business practices may be found to constitute illegal fee-splitting or corporate practice of medicine, which may lead to penalties and adversely affect our business
Many states, including California in which our principal executive offices are located, have laws that prohibit business corporations, such as us, from practicing medicine, exercising control over medical judgments or decisions of physicians, or engaging in certain arrangements, such as employment or fee-splitting, with physicians. Courts, regulatory authorities or other parties, including physicians, may assert that we are engaged in the unlawful corporate practice of medicine by providing administrative and ancillary services in connection with our protocols, or that licensing our technology for a portion of the patient fees, or subleasing space and providing turn-key business management to associated medical groups in exchange for management and licensing fees, constitute improper fee-splitting, in which case we could be subject to civil and criminal penalties, our contracts could be found legally invalid and unenforceable, in whole or in part, or we could be required to restructure our contractual arrangements. There can be no assurance that this will not occur or, if it does, that we would be able to restructure our contractual arrangements on favorable terms.
Our business practices may be found to violate anti-kickback, self-referral or false claims laws, which may lead to penalties and adversely affect our business
The healthcare industry is subject to extensive federal and state regulation with respect to financial relationships and “kickbacks” involving healthcare providers, physician self-referral arrangements, filing of false claims and other fraud and abuse issues. Federal anti-kickback laws and regulations prohibit certain offers, payments or receipts of remuneration in return for (i) referring patients covered by Medicare, Medicaid or other federal health care program, or (ii) purchasing, leasing, ordering or arranging for or recommending any service, good, item or facility for which payment may be made by a federal health care program. In addition, federal physician self-referral legislation, commonly known as the Stark law, generally prohibits a physician from ordering certain services reimbursable by Medicare, Medicaid or other federal healthcare program from any entity with which the physician has a financial relationship. While providers who license our protocols currently do not seek such third party reimbursement for treatment using our protocols, we anticipate they may do so in the future. In addition, many states have similar laws, some of which are not limited to services reimbursed by federal healthcare programs. Other federal and state laws govern the submission of claims for reimbursement, or false claims laws. One of the most prominent of these laws is the federal False Claims Act. In recent cases, the government has taken the position that violations of other laws, such as the anti-kickback laws or the FDA prohibitions against promotion of off-label uses of drugs, may cause the filing of claims that should also be prosecuted as violations of the False Claims Act.
While we believe we have structured our relationships to comply with all applicable requirements, federal or state authorities may claim that our fee arrangements, agreements and relationships with contractors, hospitals and physicians violate these anti-kickback, self-referral or false claims laws and regulations. These laws are broadly worded and have been broadly interpreted by courts. It is often

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difficult to predict how these laws will be applied, and they potentially subject many typical business arrangements to government investigation and prosecution, which can be costly and time consuming. Violations of these laws are punishable by monetary fines, civil and criminal penalties, exclusion from participation in government-sponsored health care programs and forfeiture of amounts collected in violation of such laws. Some states also have similar anti-kickback and self-referral laws, imposing substantial penalties for violations. If our business practices are found to violate any of these provisions, we may be unable to continue with our relationships or implement our business plans, which would have an adverse effect on our business and results of operations.
We may be subject to healthcare anti-fraud initiatives, which may lead to penalties and adversely affect our business
State and federal governments are devoting increased attention and resources to anti-fraud initiatives against healthcare providers, taking an expansive definition of fraud that includes receiving fees in connection with a healthcare business that is found to violate any of the complex regulations described above. Recent legislation expanded the penalties for heath care fraud, including broader provisions for the exclusion of providers from the Medicare, Medicaid and other healthcare programs. While to our knowledge we have not been the subject of any anti-fraud investigations, if such a claim were made defending our business practices could be time consuming and expensive, and an adverse finding could result in substantial penalties or require us to restructure our operations, which we may not be able to do successfully.
Our use and disclosure of patient information is subject to privacy regulations, which may result in increased costs
In conducting research or providing administrative services to healthcare providers in connection with the use of our protocols, we may collect, use, maintain and transmit patient information in ways that will be subject to many of the numerous state, federal and international laws and regulations governing the collection, dissemination, use and confidentiality of patient-identifiable health information, including the federal Health Insurance Portability and Accountability Act of 1996 and related rules, or HIPAA. The three rules that were promulgated pursuant to HIPAA that could most significantly affect our business are the Standards for Electronic Transactions, or Transactions Rule; the Standards for Privacy of Individually Identifiable Health Information, or Privacy Rule; and the Health Insurance Reform: Security Standards, or Security Rule. The respective compliance dates for these rules for most entities were October 16, 2003, April 16, 2003 and April 21, 2005, respectively. HIPAA applies to covered entities, which include most healthcare facilities and health plans that will contract for the use of our protocols and our services. The HIPAA rules require covered entities to bind contractors like Hythiam to compliance with certain burdensome HIPAA rule requirements. Other federal and state laws restricting the use and protecting the privacy of patient information also apply to our licensees directly and to us, either directly or indirectly.
The HIPAA Transactions Rule establishes format and data content standards for eight of the most common healthcare transactions. When we perform billing and collection services on behalf of our licensees we may be engaging in one of more of these standard transactions and will be required to conduct those transactions in compliance with the required standards. The HIPAA Privacy Rule restricts the use and disclosure of patient information, requires entities to safeguard that information and to provide certain rights to individuals with respect to that information. The HIPAA Security Rule establishes elaborate requirements for safeguarding patient information transmitted or stored electronically. We may be required to make costly system purchases and modifications to comply with the HIPAA rule requirements that are imposed on us and our failure to comply may result in liability and adversely affect our business.

Risk factors

Federal and state consumer protection laws are being applied increasingly by the Federal Trade Commission, or FTC, and state attorneys general to regulate the collection, use and disclosure of personal or patient information, through web sites or otherwise, and to regulate the presentation of web site content. Courts may also adopt the standards for fair information practices promulgated by the FTC, which concern consumer notice, choice, security and access.
Numerous other federal and state laws protect the confidentiality of patient information. These laws in many cases are not preempted by the HIPAA rules and may be subject to varying interpretations by courts and government agencies, creating complex compliance issues for us and our licensees and potentially exposing us to additional expense, adverse publicity and liability. Other countries also have, or are developing, laws governing the collection, use and transmission of personal or patient information and these laws could create liability for us or increase our cost of doing business.
New health information standards, whether implemented pursuant to HIPAA, congressional action or otherwise, could have a significant effect on the manner in which we must handle healthcare related data, and the cost of complying with these standards could be significant. If we do not properly comply with existing or new laws and regulations related to patient health information in conducting research or providing services we could be subject to criminal or civil sanctions.
We may not be able to profitably adapt to the changing healthcare and substance dependence treatment industry, which may reduce or eliminate our commercial opportunity
Healthcare organizations, public and private, continue to change the manner in which they operate and pay for services. In recent years, the healthcare industry has been subject to increasing levels of government regulation of reimbursement rates and capital expenditures, among other things. For example, although providers do not currently seek Medicare reimbursement for treatment using our protocols, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 substantially changed the way Medicare pays for prescription drugs and also created or reformed other healthcare reimbursement. Proposals to reform the healthcare system have been considered by Congress and state legislatures. Any new legislative initiatives, if enacted, may further increase government regulation of or other involvement in healthcare, lower reimbursement rates and otherwise change the operating environment for healthcare companies. We cannot predict the likelihood of all future changes in the healthcare industry in general, or the substance dependence treatment industry in particular, or what impact they may have on our earnings, financial condition or business.
RISKS RELATED TO OUR COMMON STOCK
The sale of our common stock may significantly impact the market price of our common stock
The sale of shares pursuant to this prospectus may significantly affect the market price of our stock. The 8,000,000 shares provided for in this prospectus represent approximately 27% of the 30,176,937 outstanding shares of common stock as of June 30, 2005.
In addition, future sales of substantial amounts of our common stock, or the expectation of such sales, including shares that we may issue upon exercise of outstanding options and warrants, could adversely affect the market price of our common stock. Further, if we raise additional funds through the issuance of common stock or securities convertible into or exercisable for common stock, the percentage ownership of our stockholders will be reduced and the price of our common stock may fall.
Our stock price may be subject to substantial volatility, and you may lose all or a substantial part of your investment
Our common stock is traded on The Nasdaq National Market. There is a limited public float, and trading volume historically has been limited and sporadic. Over the last year, our common stock

Risk factors

traded between $3.05 and $9.30 per share on limited and sporadic volume ranging from approximately 3,000 to 768,000 shares per day. As a result, the current price for our common stock on the Nasdaq is not necessarily a reliable indicator of our fair market value. The price at which our common stock will trade may be highly volatile and may fluctuate as a result of a number of factors, including, without limitation, the number of shares available for sale in the market, quarterly variations in our operating results and actual or anticipated announcements of new products or services by us or competitors, regulatory investigations or determinations, acquisitions or strategic alliances by us or our competitors, recruitment or departures of key personnel, the gain or loss of significant customers, changes in the estimates of our operating performance, market conditions in our industry and the economy as a whole.
We are controlled by a single principal stockholder who has the ability to determine the election of directors and the outcome of matters submitted to stockholders
As of June 30, 2005, Reserva Capital, LLC, a limited liability company whose sole managing member is Terren S. Peizer, our chairman and chief executive officer, beneficially owned 13,700,000 shares, which represent approximately 45% of our 30,176,937 shares of outstanding common stock. As a result, he presently and is expected to continue to have the ability to determine or significantly influence the election of our board of directors and the outcome of all other issues submitted to our stockholders. The interests of this stockholder may not always coincide with our interests or the interests of other stockholders, and it may act in a manner that advances its best interests and not necessarily those of other stockholders. One consequence to this substantial stockholder’s control is that it may be difficult for investors to remove management of the company. It could also deter unsolicited takeovers, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices.
Provisions in our certificate of incorporation, bylaws and Delaware law could discourage a change in control, and adversely affect existing stockholders
Our certificate of incorporation and the Delaware General Corporation Law contain provisions that may have the effect of making more difficult or delaying attempts by others to obtain control of our company, even when these attempts may be in the best interests of stockholders. Our certificate of incorporation also authorizes our board of directors, without stockholder approval, to issue one or more series of preferred stock, which could have voting and conversion rights that adversely affect or dilute the voting power of the holders of common stock. Delaware law also imposes conditions on certain business combination transactions with “interested stockholders.”
These provisions and others that could be adopted in the future could deter unsolicited takeovers or delay or prevent changes in our control or management, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices. These provisions may also limit the ability of stockholders to approve transactions that they may deem to be in their best interests.
We have never paid cash dividends and do not intend to do so
We have never declared or paid cash dividends on our common stock. We currently plan to retain any earnings to finance the growth of our business rather than to pay cash dividends. Payments of any cash dividends in the future will depend on our financial condition, results of operations and capital requirements, as well as other factors deemed relevant by our board of directors.

Special note regarding forward-looking statements
This prospectus, including the documents that we incorporate by reference, contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to the “safe harbor” created by those sections. Forward-looking statements include statements about our expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “ongoing,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Examples of forward-looking statements include, but are not limited to, statements regarding the following:

•	the anticipated results of clinical studies on the efficacy of our protocols, and the publication of those results in medical journals

•	plans to have our protocols approved for reimbursement by third-party payors

•	plans to license our protocols to more hospitals and healthcare providers

•	marketing plans to raise awareness of our PROMETAtm protocols

•	anticipated trends and conditions in the industry in which we operate, including regulatory changes

•	our future operating results, capital needs, and ability to obtain financing.
Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Our actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors described in the section titled “Risk factors” in this prospectus. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this prospectus. We undertake no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this prospectus or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks we describe in the reports we file from time to time with the SEC. See “Where you can find more information.”

Use of proceeds
We estimate that the net proceeds from the sale of the 8,000,000 shares of common stock we are offering will be approximately $43.6 million, assuming a public offering price of $5.90 per share and after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, we estimate the net proceeds to us will be approximately $50.2 million.
We currently expect to use the proceeds of this offering as follows:

$8 to $9 million	Fund clinical research studies and pursue clinical data on our protocols, pilot programs and initiatives for the use of our PROMETAtm protocols

$5 to $10 million	Implement direct marketing initiatives and local advertising to expand awareness about our PROMETA protocols

$28 to 34 million	Other general corporate purposes.

Although we have identified some of the potential uses of the proceeds from this offering, we have and reserve broad discretion in the application of these proceeds. We may from time to time evaluate the expansion of our current business, including through the acquisition of new rights, protocols, clinics or other facilities, and if we find such opportunities attractive may use a portion of the proceeds to acquire or exploit them. Accordingly, we reserve the right to use these proceeds for different purposes or uses which we have not listed above, depending on the results of our initiatives and changes in the regulatory or competitive environment.
Pending any ultimate use of any portion of the proceeds from this offering, we intend to invest the proceeds in a variety of capital preservation investments, including short-term, interest-bearing instruments such as US government securities and municipal bonds.

Capitalization
The following table sets forth our cash, cash equivalents, short-term investments and capitalization as of June 30, 2005:

•	on an actual basis; and

•	on an adjusted basis to give effect to the sale of 8,000,000 shares of our common stock we are offering at an assumed public offering price of $5.90, after deducting underwriting discounts and commissions and estimated offering expenses to be paid by us.

	As of June 30, 2005

		As
	Actual	adjusted

	(unaudited)
	(in thousands, except
	share and per share
	data)
Cash, cash equivalents and marketable securities	$19,985	$63,581

Stockholders’ equity:
Preferred stock, $.0001 par value; 50,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $.0001 par value, 200,000,000 shares authorized; 30,177,000 shares issued (actual), as adjusted 38,177,000; and 29,817,000 shares outstanding (actual), as adjusted 37,817,000	3	4
Additional paid-in capital	48,499	92,094
Deficit accumulated during development stage	(24,414)	(24,414)

Total stockholders’ equity	$24,088	$67,684

The table above should be read in conjunction with our consolidated financial statements and related notes incorporated by reference in this prospectus. This table excludes:

•	5,443,000 shares of our common stock issuable upon exercise of options outstanding as of June 30, 2005, at a weighted average exercise price of $3.58 per share, of which options to purchase 1,031,167 shares were exercisable as of that date at a weighted average exercise price of $2.87 per share;

•	1,498,693 shares of our common stock issuable upon exercise of warrants outstanding as of June 30, 2005, at a weighted average exercise price of $3.08 per share, of which warrants to purchase 1,188,145 shares were exercisable as of that date at a weighted average exercise price of $3.23 per share;

•	1,547,000 shares of our common stock available for future grant under our 2003 Stock Incentive Plan as of June 30, 2005; and

•	1,200,000 shares of our common stock that may be purchased by the underwriters to cover over-allotments, if any.

Market price of common stock
Our common stock is traded publicly through The Nasdaq National Market under the symbol “HYTM.” The following table presents quarterly information on the price range of our common stock. This information indicates the high and low sales prices reported by The Nasdaq National Market, American Stock Exchange (prior to March 7, 2005), or OTC Bulletin Board (prior to December 15, 2003). These prices are adjusted for splits, and do not include retail markups, markdowns or commissions.

	High	Low

Fiscal year ended December 31, 2003
First quarter	$—	$—
Second quarter	0.54	0.52
Third quarter	7.10	7.10
Fourth quarter	7.52	6.70
Fiscal year ended December 31, 2004
First quarter	$8.55	$4.85
Second quarter	6.50	2.90
Third quarter	4.49	1.86
Fourth quarter	6.55	3.05
Fiscal year ended December 31, 2005
First quarter	$9.30	$5.05
Second quarter	8.54	4.75
Third quarter	7.49	5.01
Fourth quarter (through October 17, 2005)	7.16	6.35
As of October 10, 2005, there were approximately 135 holders of record of our common stock. On October 17, 2005, the last sale price reported on The Nasdaq National Market for our common stock was $5.90 per share.
Dividend policy
We have never declared or paid any cash dividends on our common stock. We currently intend to retain all of our future earnings, if any, to finance operations, and we do not anticipate paying cash dividends in the foreseeable future.

Dilution
If you invest in our common stock, you will experience dilution to the extent of the difference between the public offering price per share you pay in this offering and the net tangible book value per share of our common stock immediately after this offering. Our net tangible book value as of June 30, 2005 was approximately $24 million, or $0.80 per share of common stock. Net tangible book value per share is equal to our total tangible assets minus total liabilities, all divided by the number of shares of common stock outstanding as of June 30, 2005. After giving effect to the sale of the 8,000,000 shares of common stock we are offering at an assumed public offering price of $5.90 per share, and after deducting underwriting discounts and commissions and our estimated offering expenses, our as adjusted net tangible book value would have been approximately $67.7 million, or approximately $1.77 per share of common stock. This represents an immediate increase in net tangible book value of approximately $0.97 per share to existing stockholders and an immediate dilution of approximately $4.13 per share to new investors. The following table illustrates this calculation on a per share basis:

Assumed initial public offering price per share		$5.90
Net tangible book value per share as of June 30, 2005	$0.80
Increase per share attributable to the offering	0.97

As adjusted net tangible book value per share after this offering		1.77

Dilution per share to new investors		$4.13

If the underwriters exercise their over-allotment option in full, as adjusted net tangible book value would increase to approximately $1.89 per share, representing an increase to existing stockholders of approximately $1.09 per share, and there would be an immediate dilution of approximately $4.01 per share to new investors.
The number of shares of common stock outstanding used for existing stockholders in the table and calculations above is based on 30,176,937 shares outstanding as of June 30, 2005 and excludes:

•	5,443,000 shares of our common stock issuable upon exercise of options outstanding as of June 30, 2005, at a weighted average exercise price of $3.58 per share, of which options to purchase 1,031,167 shares were exercisable as of that date at a weighted average exercise price of $2.87 per share;

•	1,489,693 shares of our common stock issuable upon exercise of warrants outstanding as of June 30, 2005, at a weighted average exercise price of $3.08 per share, of which warrants to purchase 1,188,145 shares were exercisable as of that date at a weighted average exercise price of $3.23 per share; and

•	1,547,000 shares of our common stock available for future grant under our 2003 Stock Incentive Plan as of June 30, 2005.
The exercise of outstanding options and warrants having an exercise price less than the public offering price will increase dilution to new investors.

Management
Our current directors and executive officers, and their ages, are as follows:

			Director
Name	Age	Position	since

Terren S. Peizer	46	Director, Chairman of the Board of Directors and Chief Executive Officer	2003
Richard A. Anderson	36	Director, Chief Administrative Officer	2003
Anthony M. LaMacchia	51	Director, Chief Operating Officer	2003
Leslie F. Bell, Esq.	65	Director, Chair of Audit Committee, Member of Compensation Committee	2003
Hervé de Kergrohen, M.D.	48	Director, Chair of Nominations and Governance Committee, Member of Audit Committee	2003
Ivan M. Lieberburg, Ph.D., M.D.	56	Director, Chair of Compensation Committee	2003
Marc G. Cummins	45	Director, Member of Audit Committee, Member of Nominations and Governance Committee	2004
Andrea Grubb Barthwell, M.D.	51	Director	2005
Chuck Timpe	59	Chief Financial Officer
Monica Alfaro Welling	44	Senior Vice President—Marketing
David E. Smith, M.D.	65	Senior Vice President—Medical Affairs
Terren S. Peizer served until October 2003, as Chief Executive Officer of Clearant, Inc., which he founded in April 1999 to develop and commercialize a universal pathogen inactivation technology. He served as Chairman of its board of directors from April 1999 to October 2004 and a Director until February 2005. From February 1997 to February 1999, Mr. Peizer served as President and Vice Chairman of Hollis-Eden Pharmaceuticals, Inc., a NasdaqNM listed company. In addition, from June 1999 through May 2003 he was a Director, and from June 1999 through December 2000 he was Chairman of the Board, of supercomputer designer and builder Cray Inc., a NasdaqNM company, and remains its largest beneficial stockholder. Mr. Peizer has been the largest beneficial stockholder and held various senior executive positions with several technology and biotech companies. In these capacities he has assisted with assembling management teams, boards of directors and scientific advisory boards, formulating business and financial strategies, investor and public relations, and capital formation. Mr. Peizer has a background in venture capital, investing, mergers and acquisitions, corporate finance, and previously held senior executive positions with the investment banking firms Goldman Sachs, First Boston and Drexel Burnham Lambert. He received his B.S.E. in Finance from The Wharton School of Finance and Commerce.
Richard A. Anderson has more than a decade of experience in business development, strategic planning and financial management. Mr. Anderson has served as a Director of the company since 2003. From 1999 until March 2005, he served as a Director and Chief Financial Officer of bio-technology company Clearant, Inc., where he remains a Director. From 1999 through December 2001, Mr. Anderson served as the Chief Financial Officer of Intellect Capital Group. From 1991 to 1999, he was with PricewaterhouseCoopers, LLP, most recently a Director and founding member of its Los Angeles Office Transaction Support Group, where he was involved in operational and financial due

Management

diligence, valuations and structuring for high technology companies. Mr. Anderson received a B.A. in Business Economics from University of California, Santa Barbara.
Anthony M. LaMacchia is a senior healthcare executive who, prior to joining the company in July 2003, was the Business Development Principal of GME Solutions, a healthcare financial consulting company providing Medicare graduate medical education and kidney acquisition cost recovery services, since October 2002. From November 1999 to April 2002, he was President & Chief Executive Officer of Response Oncology, Inc., a diversified physician practice management company. He was recruited to this financially distressed company to direct a high-risk turnaround, and when continued market declines and debt covenant breaches compelled a bankruptcy filing, directed the company through all phases of the chapter 11 process, the sale of all assets and the closure of its facilities. In June 1999, Mr. LaMacchia left Salick Health Care, Inc., which developed and operated outpatient cancer and kidney treatment centers and a clinical research organization engaging in pharmaceutical and clinical treatment trials, as Executive Vice President & Chief Operating Officer, having started with the company as Director of Strategic Planning & Reimbursement in 1984. Previously, Mr. LaMacchia held positions of increasing responsibility with Blue Cross of California, Ernst & Young and Cedars-Sinai Medical Center. He is a Certified Public Accountant who received his B.S. in Business Administration, Accounting from California State University, Northridge.
Leslie F. Bell, Esq. has for the past 25 years been engaged primarily in business principally in the areas of healthcare services and real estate matters. He is and has been an active member of the California Bar for more than 40 years practicing primarily until 1983 and since then on a significantly reduced basis in healthcare, business and real estate matters and related litigation. He is a director and senior executive of Salick Cardiovascular Centers LLC. From late 1997 until 2004 he was a Director and Senior Executive of Bentley Health Care, Inc. and certain of its subsidiaries, each of which was a developer and provider of disease-state outpatient, health care facilities and services. Mr. Bell was Co-Chairman and Co-Chief Executive Officer of Tractus Medical, Inc., a provider of patented relocatable ambulatory surgical center/operating rooms, which he co-founded in January 2002 until its sale in October 2004. From its inception in 1983 through several public offerings and until its sale completed in April 1997, he served as a Director, Executive Vice President and Chief Financial Officer and from late 1996 to April 1997 was President of Salick Health Care, Inc. Mr. Bell has also served as a Director of YES Clothing Co. from 1990 to 1995. He was previously a Deputy Attorney General of the State of California, and managing partner of the law firm Katz, Hoyt & Bell. Mr. Bell attended the University of Illinois, received a J.D. (with honors) from University of Arizona College of Law, and is a member of the University of Arizona College of Law Board of Visitors and Dean’s Economic Council. Mr. Bell is licensed to practice law and is the sole director and President of Leslie F. Bell, Inc., a professional law corporation. He is also a director of various tax-exempt organizations principally formed to support research and education for specified health problems.
Hervé de Kergrohen, M.D. since August 2002 has been a Partner with CDC Enterprises Innovation in Paris, a European venture capital firm, and since January 2001 has been Chairman of BioData, an international healthcare conference in Geneva. He sits on several boards with U.S. and European private health care companies, including Kuros BioSurgery and Bioring SA in Switzerland since January 2003, Praxim SA and Exonhit in France since September 2002, and Clearant, Inc. since December 2001. From February 1999 to December 2001 he was Head Analyst for Darier Hentsch & Co., then the third largest Geneva private bank and manager of its CHF 700 million health care fund. From February 1997 to February 1998 he was the Head Strategist for the international health care sector with UBS AGin Zurich. Dr. de Kergrohen started his involvement with financial institutions in 1995 with Bellevue Asset Management in Zug, Switzerland, the fund manager of BB Biotech and BB Medtech, where he covered the healthcare services sector. He was previously Marketing Director with large U.S. pharmaceutical companies such as Sandoz USA and G.D. Searle, specialized in managed

Management

care. Dr. de Kergrohen received his M.D. from Université Louis Pasteur, Strasbourg, and holds an M.B.A. from Insead, Fontainebleau.
Ivan M. Lieberburg, Ph.D., M.D. is currently Executive Vice President, Chief Medical Officer at Elan Company, plc, a worldwide biopharmaceutical company listed on the NYSE, where he has held a number of positions over the last seventeen years, most recently Senior Vice President of Research. Dr. Lieberburg sits on the scientific advisory boards of Health Care Ventures, Flagship Ventures, NewcoGen, and the Keystone Symposium. Prior to joining Elan in 1987, he performed his postdoctoral research at The Rockefeller University and his medical residency and postdoctoral fellowship at University of California, San Francisco, where he is presently a Clinical Professor of Medicine. He previously held faculty positions at Albert Einstein School of Medicine and Mt. Sinai School of Medicine. Dr. Lieberburg has authored over 100 scientific publications, and has been named to a number of honors including Rockefeller University Fellow, Public Health Corps Scholar, National Research Service Award, Hartford Foundation Scholar and McKnight Foundation Fellow in Neuroscience. He is board certified in internal medicine and endocrinology/metabolism. Dr. Lieberburg received an A.B. in biology from Cornell University, a Ph.D. in Neurobiology from The Rockefeller University and an M.D. from University of Miami School of Medicine.
Marc G. Cummins is a Managing Partner of Catterton Partners, a private equity investor in consumer products and service companies with over $1 billion of assets under management. Prior to joining Catterton in 1998, Mr. Cummins spent fourteen years at Donaldson, Lufkin & Jenrette Securities Corporation where he was Managing Director of the Consumer Products and Specialty Distribution Group, and was also involved in leveraged buyouts, private equity and high yield financings. He currently serves on the boards of several private companies including Case Logic Inc., Titan Outdoor, LLC and Petroleum Place, Inc. Mr. Cummins received a B.A. in Economics, magna cum laude, from Middlebury College, where he was honored as a Middlebury College Scholar and is a member of Phi Beta Kappa. He also received an M.B.A. in Finance with honors from The Wharton School at the University of Pennsylvania.
Andrea Grubb Barthwell, M.D. has served as the founder and Chief Executive Officer of the global health care and policy-consulting firm EMGlobal LLC since February 2005. From January 2002 through July 2004, she served as Deputy Director for Demand Reduction in the Office of National Drug Control Policy with the title of Deputy Drug Czar, was a principal advisor in the Executive Office of the President on policies aimed at reducing the demand for illicit drugs, and was an active member of the White House Task Force on Disadvantaged Youth and the White House Domestic Violence Working Group, working closely with the National Institute on Drug Abuse to define the scope of its Health Services Research portfolio. From June 2000 through January 2002, Dr. Barthwell served as Executive Vice President and Chief Clinical Officer of Human Resources Development Institute drug treatment center, where she served as Deputy Executive Director and Medical Director from 1985 through 1987. From 1999 through January 2002, she served as President and CEO of BRASS Foundation drug treatment center, where she was Medical Director since 1995. From 1996 through January 2002, Dr. Barthwell served as President of Encounter Medical Group (an affiliate of EMGlobal). From 1987 through 1996 she served as Medical Director of Interventions. in Chicago, Illinois. She was a founding member of the Chicago Area AIDS Task Force, hosted a weekly local cable show on AIDS, and is a past president of the American Society of Addiction Medicine. In 2003, Dr. Barthwell received the Betty Ford Award, given by the Association for Medical Education and Research in Substance Abuse. In 1997, Dr. Barthwell’s peers named her one of the “Best Doctors in America” in addiction medicine. Dr. Barthwell received a B.A. in Psychology from Wesleyan University, an M.D. from University of Michigan Medical School, and post-graduate training at University of Chicago and Northwestern University Medical Center.

Management

Chuck Timpe is a senior financial executive with over 30 years experience in the healthcare industry. Since March 1998 he has served as a Director and since June 2002 as Chairman of the Audit Committee for IPC-The Hospitalist Company, a $90 million physician specialty practice business. Prior to joining the company in June 2003, Mr. Timpe was Chief Financial Officer from its inception in February 1998 of Protocare, Inc., a clinical research and pharmaceutical outsourcing company which merged with Radiant Research, Inc. in March 2003, creating one of the country’s largest clinical research site management organizations. Previously, he was a principal in private healthcare management consulting firms he co-founded, Chief Financial Officer of National Pain Institute, Treasurer and Corporate Controller for American Medical International (now Tenet Healthcare Corp., an NYSE company), and a member of Arthur Andersen LLP’s healthcare practice, specializing in public company and hospital system audits. Mr. Timpe received his B.S. from University of Missouri, School of Business and Public Administration, and is a Certified Public Accountant.
Monica Alfaro Welling has over 15 years of experience in all areas of U.S. and global marketing, sales and new product planning within endocrinology, nephrology, osteoporosis, CNS, gastroenterology, and genitourology. Prior to joining the company in March 2004, she was Senior Director Global Strategic Marketing for BOTOXtm for Allergan, Inc., where she directed market development, product development, and strategic planning for a brand with annual sales exceeding $360 million. Prior to joining Allergan, from August 1989 to February 2000, Ms. Welling held various positions at Novo Nordisk A/ S in Denmark, most recently as Head of International hGH Strategic Marketing. As the head of marketing, new business development and new product marketing for all growth hormone related products/devices and therapeutic areas, she was responsible for brands with annual global sales of $260 million. She received a B.S. in Biology from the University of California, Irvine and an M.B.A. in International Marketing from South Danish University in Denmark.
David E. Smith, M.D. has more than thirty-five years of experience in the treatment of addictive disease, the psychopharmacology of drugs, and research strategies in the management of drug abuse problems. Dr. Smith is President and Medical Director of Haight Ashbury Free Clinics, Inc. which he founded in 1967, and has been Medical Consultant, Professional Recovery Program at The Betty Ford Center since 1994, and Medical Director of the California State Alcohol and Drug Programs and of the California Collaborative Center for Substance Abuse Policy Research since 1998. He has held consultancies and other positions at numerous professional organizations, including Doping Control Officer for the Winter Olympics in February 2002. Dr. Smith has authored over 300 scientific articles and has been named to a number of honors, including a Drug Abuse Treatment Award, National Association, State Alcohol and Drug Abuse Coordinators in 1984, Career Achievement Award, National Association of State Alcohol and Drug Abuse Directors in 1994, and Best Doctors in America, Pacific Region in 1996-97. He is a member of the Editorial Boards of numerous professional publications, has been Editor-in-Chief of AlcoholMD.com, a medical education and information website focusing on alcohol problems and alcoholism, since January 2000, and is Executive Editor of the Journal of Psychoactive Drugs which he founded in 1967. He was granted Fellow status by the American Society of Addiction Medicine (A.S.A.M.) in 1996, is past President of A.S.A.M. and the California Society of Addiction Medicine, and was named to the Council of Fellows of the California Association of Alcoholism and Drug Abuse Counselors in 1998. Dr. Smith received a B.S. in Zoology from University of California, Berkley and an M.S. in Pharmacology and his M.D. from University of California, San Francisco, where he has been an Associate Clinical Professor of Clinical Toxicology since 1967.

Underwriting
We are offering the shares of our common stock described in this prospectus through the underwriters named below. UBS Securities LLC and First Albany Capital Inc. are the representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of shares of common stock listed next to its name in the following table:

Number of
Underwriters	shares

UBS Securities LLC
First Albany Capital Inc.

Total	8,000,000

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.
Our common stock is offered subject to a number of conditions, including:

•	receipt and acceptance of our common stock by the underwriters, and

•	the underwriters’ right to reject orders in whole or in part.
In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.
OVER-ALLOTMENT OPTION
We have granted the underwriters an option to buy up to 1,200,000 additional shares of our common stock. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will purchase additional shares approximately in proportion to the amounts specified in the table above.
COMMISSIONS AND DISCOUNTS
Shares sold by the underwriters to the public will initially be offered at the offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $           per share from the public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $           per share from the public offering price. If all the shares are not sold at the public offering price, the representatives may change the offering price and the other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters.
The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters, assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 1,200,000 shares:

	No exercise	Full exercise

Per share	$	$
Total	$	$

Underwriting

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $300,000.
In compliance with NASD guidelines, the maximum commission or discount to be received by any NASD member or independent broker-dealer may not exceed 8% of the aggregate amount of the securities offered pursuant to this prospectus.
NO SALES OF SIMILAR SECURITIES
We, our executive officers and directors have entered into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of UBS Securities LLC, subject to limited exceptions, offer, sell, contract to sell or otherwise dispose of or hedge our common stock or securities convertible into or exercisable or exchangeable for our common stock. These restrictions will be in effect for a period of 90 days after the date of this prospectus. At any time and without public notice, UBS Securities LLC may in its sole discretion release all or some of the securities from these lock-up agreements.
INDEMNIFICATION AND CONTRIBUTION
We have agreed to indemnify the underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters and their controlling persons may be required to make in respect of those liabilities.
NASDAQ NATIONAL MARKET QUOTATION
Our common stock is quoted on The Nasdaq National Market under the symbol “HYTM.”
PRICE STABILIZATION, SHORT POSITIONS, PASSIVE MARKET MAKING
In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;

•	short sales;

•	purchases to cover positions created by short sales;

•	imposition of penalty bids;

•	syndicate covering transactions; and

•	passive market making.
Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.
The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the

Underwriting

open market compared to the price at which they may purchase shares through the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.
The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.
As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on The Nasdaq National Market, in the over-the-counter market or otherwise.
In addition, in connection with this offering the underwriters (and selling group members) may engage in passive market making transactions in our common stock on The Nasdaq National Market prior to the pricing and completion of this offering. Passive market making consists of displaying bids on The Nasdaq National Market no higher than the bid prices of independent market makers and making purchases at prices no higher than these independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are generally limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of these transactions. If passive market making is commenced, it may be discontinued at any time.
AFFILIATIONS
The underwriters and their affiliates have provided and may provide certain commercial banking, financial advisory and investment banking services for us for which they receive fees.
The underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business.

Incorporation of certain information by reference
The following documents are specifically incorporated by reference into this prospectus:

(1) Our Proxy Statement on Form DEF14A for our annual meeting of stockholders held on June 17, 2005;

(2) Our annual report on Form 10-K for the year ended December 31, 2004;

(3) Our quarterly reports on Form 10-Q for the quarters ended March 31, 2005 and June 30, 2005;

(4) Our current reports on Form 8-K filed with the SEC on April 15, June 23, August 4, and September 8, 2005;

(5) All other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the document referred to in (2) above;

(6) The Description of Capital Stock contained in our Registration Statement on Form S-1/ A filed with the SEC on June 23, 2004; and

(7) All documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering.
We will provide each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with the prospectus. We will provide this information upon written or oral request at no charge to the requester. The request for this information must be made to the following:
Investor Relations
Hythiam, Inc.
11150 Santa Monica Boulevard, Suite 1500
Los Angeles, California 90025
(310) 444-4300
Where you can find more information
We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. The SEC’s website contains reports, proxy and information statements and other information regarding issuers, such as us, that file electronically with the SEC. You may also read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its Public Reference Room. We maintain a website at http://www.hythiam.com. We have not incorporated by reference into this prospectus the information in, or that can be accessed through, our website, and you should not consider it to be a part of this prospectus.

Legal matters
Various legal matters with respect to the validity of the shares of common stock offered by this prospectus will be passed upon for us by Greenberg Traurig, LLP, Santa Monica, California. Greenberg Traurig and its attorneys hold no shares of our common stock, but were issued options to purchase up to 50,000 shares of our common stock on September 29, 2003, which vest one-third per year over three years. Morrison & Foerster LLP, New York, New York, is counsel for the underwriters in connection with this offering.
Experts
The consolidated balance sheets of Hythiam, Inc. as of December 31, 2003 and 2004, and the related consolidated statements of operations, stockholders’ equity and cash flows for the years ended December 31, 2004 and for the periods from February 13, 2003 (Inception) to December 31, 2003 and December 31, 2004 have been incorporated by reference herein in reliance upon the reports of BDO Seidman, LLP, and independent registered public accounting firm, and upon the authority of said firm as an expert in accounting and auditing.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution
      The following table sets forth the various costs and expenses payable by the registrant in connection with the sale of the Shares being registered. All such costs and expenses shall be borne by the undersigned Registrant. Except for the SEC registration fee, all the amounts shown are estimates.

SEC registration fee	$8,000
Legal fees and expenses	120,000
Accounting fees and expenses	100,000
Printing and related expenses	20,000
Miscellaneous	52,000

Total	$300,000

Item 15.	Indemnification of Officers and Directors
      Under Section 145 of the General Corporation Law of the State of Delaware, the Registrant has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act. The Certificate of Incorporation and the Bylaws of the Registrant provide that the Registrant will indemnify, to the fullest extent permitted by the Delaware General Corporation Law, each person who is or was a director, officer, employee or agent of the Registrant, or who serves or served any other enterprise or organization at the request of the Registrant. Pursuant to Delaware law, this includes elimination of liability for monetary damages for breach of the directors’ fiduciary duty of care to the Registrant and its stockholders. These provisions do not eliminate the directors’ duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to the Registrant, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transaction from which the director derived an improper personal benefit, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.
      The Registrant has entered into agreements with its directors and executive officers that require the Registrant to indemnify these persons against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that the person is or was a director or officer of the Registrant or any of its affiliated enterprises, provided the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the Registrant’s best interests and, with respect to any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful. The indemnification agreements will also establish procedures that will apply if a claim for indemnification arises under the agreements.
      The Registrant maintains a policy of directors’ and officers’ liability insurance that insures its directors and officers against the cost of defense, settlement or payment of a judgment under some circumstances.

Item 16.	Exhibits

Exhibit No.	Description

1.1	Form of Underwriting Agreement(3)
3.1	Certificate of Incorporation of the Company(1)
3.2	Bylaws of the Company(1)
4.1	Specimen of Common Stock Certificate(2)
5.1	Opinion of Greenberg Traurig, LLP(3)
23.1	Consent of Greenberg Traurig, LLP (included in Exhibit 5.1)
23.2	Consent of BDO Seidman, LLP
24.1	Power of Attorney(3)

(1)	Previously filed exhibit of same number to the Current Report on Form 8-K filed with the SEC on September 30, 2003 and incorporated by reference herein.

(2)	Previously filed exhibit of same number to the Registration Statement on Form S-1 filed with the SEC on January 30, 2004 and incorporated by reference herein.

(3)	Previously filed exhibit at same number to the Registration Statement on Form S-1 filed with the SEC on October 11, 2005 and incorporated by reference herein.

Item 17.	Undertakings
      The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5)	The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such financial information.
      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on the 18th day of October 2005.

HYTHIAM, INC.

By:	/s/ Terren S. Peizer

Terren S. Peizer
Chairman of the Board and
Chief Executive Officer
POWER OF ATTORNEY
      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Terren S. Peizer and Chuck Timpe, or any one of them, as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.
      Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title(s)	Date

/s/ Terren S. Peizer Terren S. Peizer	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)	October 18, 2005

/s/ Chuck Timpe Chuck Timpe	Chief Financial Officer (Principal Financial and Accounting Officer)	October 18, 2005

/s/ Richard A. Anderson Richard A. Anderson	Director and Chief Administrative Officer	October 18, 2005

/s/ Andrea Grubb Barthwell Andrea Grubb Barthwell	Director	October 18, 2005

/s/ Leslie F. Bell Leslie F. Bell	Director	October 18, 2005

/s/ Marc G. Cummins Marc G. Cummins	Director	October 18, 2005

Signature	Title(s)	Date

/s/ Hervé De Kergrohen Hervé de Kergrohen	Director	October 18, 2005

/s/ Anthony M. LaMacchia Anthony M. LaMacchia	Director and Chief Operating Officer	October 18, 2005

/s/ Ivan M. Lieberburg Ivan M. Lieberburg	Director	October 18, 2005